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FIREPOND, INC.
8009 SOUTH 34TH AVENUE
MINNEAPOLIS, MN 55425
INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about October 23, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Firepond, Inc. ("Firepond"). You are receiving this Information Statement in connection with the possible election of persons designated by Jaguar Technology Holdings, LLC ("Jaguar") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of Firepond. On October 8, 2003, Firepond entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to Agreement and Plan of Merger dated October 22, 2003, (together, the "Merger Agreement") with Jaguar and Fire Transaction Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Jaguar, pursuant to which the Purchaser has commenced a tender offer to purchase each issued and outstanding share of common stock, par value $0.10 per share, of Firepond ("Share"), for $3.16 net to the seller in cash (the "Offer Price") upon the terms and subject to the conditions set forth in the Merger Agreement, the Offer to Purchase dated October 23, 2003 (as amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as amended or supplemented from time to time constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Firepond and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Jaguar and the Purchaser with the Securities and Exchange Commission (the "Commission") on October 23, 2003. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, as soon as practicable after the completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into Firepond with Firepond surviving the Merger (such surviving corporation is sometimes referred to as the "Surviving Corporation" and such merger is referred to as the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of common stock, par value $0.0001 per share, of the Purchaser shall be converted into one fully paid and nonassessable share of the Surviving Corporation. All Shares that are owned by Firepond as treasury stock and any Shares owned by Jaguar or Purchaser shall be cancelled and retired and shall cease to exist and all other issued and outstanding Shares (other than Dissenting Shares) shall be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"). Shares held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal and complied with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal (the "Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.

        The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by Firepond with the Commission on October 23, 2003 and which is being mailed to stockholders of Firepond along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Jaguar, the Purchaser or the Jaguar Designees (as defined below) has been provided by Jaguar. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 2003. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on November 21, 2003 unless the Purchaser extends it.

GENERAL

        The Common Stock is the only class of equity securities of Firepond outstanding which is entitled to vote at a meeting of the stockholders of Firepond. Each share has one vote. As of the close of business on October 22, 2003, there were 3,669,121 outstanding Shares.

RIGHTS TO DESIGNATE DIRECTORS AND JAGUAR DESIGNEES

        The Merger Agreement provides that, upon the purchase of and payment for Shares representing a majority of the outstanding Shares by the Purchaser pursuant to the Offer, Jaguar will be entitled to designate such number of directors (the "Jaguar Designees") on the Board, rounded down to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares beneficially owned by Jaguar and its affiliates bears to the total number of Shares then outstanding.

        Additionally, the Merger Agreement provides that Firepond will take all actions necessary to cause the Jaguar Designees to be elected to the Board, including increasing the number of directors and obtaining resignations of incumbent directors. The Merger Agreement also provides that Firepond will, subject to applicable law, take all actions requested by Jaguar to cause Jaguar Designees to constitute the number of members, rounded down to the next whole number, on (1) each committee of the Board and (2) each board of directors of each subsidiary of Firepond and each committee of such boards of directors that represents the same percentage as such individuals represent on the Board of Directors.

        Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time of the Merger, Firepond will cause the Board of Directors to have at least two directors who were directors on the date of the Merger Agreement and who are not affiliates of Jaguar or the Purchaser (the "Independent Directors"), provided that if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate two persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers or affiliates of Jaguar or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, if the Jaguar Designees constitute a majority of Firepond Board of Directors after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of such Independent Director) shall be required to (i) amend or terminate the Merger Agreement by Firepond or extend the time for the performance of any of the obligations or other acts of Jaguar or the Purchaser under the Offer or the Merger Agreement, (ii) exercise or waive any of Firepond's rights, benefits or remedies under the Merger Agreement, or (iii) take any other action of the Firepond Board of Directors under or in connection with the Merger Agreement or the Merger if such action would materially and adversely affect holders of Shares other than Jaguar or the Purchaser.

        The Jaguar Designees will be selected by Jaguar from among the individuals listed below. Each of the following individuals has consented to serve as a director of Firepond if appointed or elected. None of the Jaguar Designees currently is a director of, or holds any positions with, Firepond. Jaguar has advised Firepond that, to the best of Jaguar's knowledge, except as set forth below, none of the Jaguar Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Firepond, nor has any such person been involved in any transaction with Firepond or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Jaguar and Firepond that have been described in the Offer to Purchase or the Statement.

        The name, present principal occupation and five-year employment history of each of the individuals who may be selected as Jaguar Designees are set forth below. Unless otherwise indicated, the business address of each such person is Jaguar Technology Holdings, LLC, 74-785 Highway 111, Suite 103, Indian Wells, California 92210

        Douglas B. Croxall, age 34. Since December 2001, Mr. Croxall has served as the managing member of Riverland Enterprises LLC, a privately held company which holds investments and provides strategic advisory services. Since August 2001, Mr. Croxall has served as an officer of Acclaim Financial Group Venture III, LLC, which provides financial advisory services. From September 1999 until August 2001, Mr. Croxall served as the Chief Financial Officer of Load Media Network, Inc., an Internet and software company based in Hollywood, California. From August 1995 until September 1999, Mr. Croxall served as a Senior Manager for KPMG in the Strategic Transaction Services Group. Mr. Croxall is presently a director of In Store Media Systems, Inc.

        Daniel S. Laikin, age 41. Mr. Laikin is the Chief Operating Officer and a director of National Lampoon, Inc. He has been a Managing Member of Four Leaf Management LLC, a management company of an investment fund that invests in technology related entities, since 1999. Mr. Laikin has served as a director of Obsidian Enterprises, Inc. since September 2001, and as Chairman of the Board of Directors of Biltmore Homes from 1993 to 1998.

        Stephen Peary, age 54. Mr. Peary is currently an Executive Vice President and Chief Financial Officer of Zona, Inc., an on-line game application company, and has served in such role since February 2003. From November 2000 to January 2003, Mr. Peary was a director and the Chief Executive Officer of ThirdOrbit Insurance Solutions, an e-commerce property and liability insurance company. From November 1997 to March 2000, Mr. Peary served as the managing director of Liverpool & London Steamship Protection and Indemnity Association, a mutual marine insurance company. From September 1987 to October 1997, he was a Senior Vice President of PLM International, a publicly traded transportation equipment leasing company.

BOARD OF DIRECTORS

        Set forth below is certain information regarding the members of the Board of Directors of Firepond as of October 15, 2003, based on information furnished by them to the Company:

Name	Age	Director Since
Klaus P. Besier	52	June 1997
John J. Cachianes	61	December 2001
William O. Grabe	65	May 1997
Eric N. Rubino	45	September 2002
V. Lawrence Weber	49	January 2000

        The principal occupation and business experience for at least the last five years of each member of the Board of Directors of Firepond is set forth below:

        Klaus P. Besier has served as the Company's Chief Executive Officer, President and a Director since June 1997 and as Chairman since October 1999. From February 1996 to May 1997, Mr. Besier was Chairman, President and Chief Executive Officer of Primix Solutions, Inc., an internet-enabled software company. From 1994 to 1996, Mr. Besier was the Chief Executive Officer of SAP America, Inc., a subsidiary of SAP AG, a leading provider of business application software. From 1992 to 1993, he was President of SAP America. From 1991 to 1992, Mr. Besier was Vice President of Sales of SAP America. From 1977 to 1990, Mr. Besier held various senior management positions including General Manager and Corporate Vice President with various affiliates of Hoechst Celanese, a chemicals company. Mr. Besier is also a director of Intelligroup.

        John J. Cachianes has been a Director of the Company since December 2001. Since 1998, Mr. Cachianes has been an independent consultant. Mr. Cachianes spent more than 30 years with IBM in a number of senior financial posts and operational positions. Mr. Cachianes was an IBM Vice President and corporate officer from 1992 to 1996. He also served as General Manager of the company's Distribution Industry Solutions Business Unit. Previously, he served as IBM's Chief Financial Officer for Europe, Middle East and Africa as well as for U.S. operations. In addition, he also held a number of executive positions at the company's corporate headquarters in Latin America and Asia Pacific, where he served as Controller. Mr. Cachianes has served on the boards of the Foundation at Virginia Polytechnic Institute and State University (Virginia Tech), State University of New York at Purchase, Essentus Corporation, the Rolm Corporation and the IBM World Trade Europe, Middle East, Africa Corporation.

        William O. Grabe has been a Director of the Company since May 1997. Mr. Grabe is a Managing Member of General Atlantic Partners, LLC, a private equity investment firm that invests in information technology and communications companies on a global basis, where he has worked since 1992. Mr. Grabe brings broad international experience and an extensive sales and marketing background. He has assisted numerous firms in their geographical expansion and development of strategic alliances. Mr. Grabe is a director of several public information technology companies including Bottomline Technologies, Inc., Digital China Holdings Ltd., Exact Holding N.V., Compuware Corporation, Gartner, Inc., and several other privately held information technology companies. Prior to his affiliation with General Atlantic, Mr. Grabe retired from the IBM Corporation as an IBM Vice President and Corporate Officer where he used to head up U.S. sales and marketing. His outside affiliations include being a member of the UCLA Foundation Board of Councilors and the UCLA Anderson School's Board of Visitors, a member of the Cancer Research Institute Board of Trustees, and a Trustee of Outward Bound USA.

        Eric N. Rubino joined Firepond's Board of Directors in September 2002. Mr. Rubino is currently Chief Operating Officer (COO) of Neoware Systems Inc., a provider of software and solutions that enable thin-client "Appliance Computing," a new Internet-based computing architecture. Previously, Mr. Rubino was COO of SAP America where he oversaw a wide range of operational departments, including legal, contracts, application hosting, strategic alliances, small and medium business channel, purchasing, facilities, risk management, customer support, new business development, and information technology. A member of SAP's management team since 1991, Mr. Rubino was a catalyst for developing SAP's contracts and legal organizations, including defining the company's policies concerning worldwide pricing, risk management, and mergers and acquisitions. Prior to joining SAP, Mr. Rubino served in a variety of management positions in contracts and finance with RCA Corporation, General Electric and Bell Atlantic Business System Services. Mr. Rubino's educational credentials include a B.S. in Marketing, an M.B.A. in Finance, and a Juris Doctor in Law.

        V. Lawrence Weber has been a Director of the Company since January 2000. Mr. Weber is Chairman and Chief Executive Officer of Advanced Marketing Services, The Interpublic Group of Companies. He is also the founder of The Weber Group which, through a series of mergers and acquisitions became Weber Shandwick, the largest public relations firm in the world. He is co-founder and Chairman of the Board of the Massachusetts Interactive Media Council (MIMC) and also serves on the boards of several technology companies and nonprofit organizations, including the Boston Symphony Orchestra, the Boston Museum of Science and Babson College.

Director Compensation

        Cash Compensation.    The Company currently pays directors annual compensation of $25,000 and, in addition, $2,500 for each meeting of the Board of Directors a director attends, $2,000 for each audit committee meeting a director attends and $1,000 for each compensation committee meeting a director attends. However, directors are not compensated for board or committee meetings which a director attends by telephone where in-person participation is expected. Directors are also reimbursed for their reasonable and necessary expenses incurred in connection with attendance at meetings of the Board of Directors or its committees. The Company's Directors are eligible to participate in the Company's 1999 Stock Option and Grant Plan and the Company's 1997 Stock Option Plan.

        Stock Option Grants.    The Company's Directors are eligible to participate in the Company's 1999 Stock Option and Grant Plan and the Company's 1997 Stock Option Plan. In addition, pursuant to the terms of the 1999 Director Plan each non-employee Director who was a member of the Board of Directors on September 9, 1999 was automatically granted an option to purchase 5,000 shares of common stock on that date and every Director who joined the Board of Directors after September 9, 1999, or will become a Director in the future, was or will be granted an option to purchase 5,000 shares of common stock on the date first elected to the Board of Directors. In addition, on the date of each annual meeting of the stockholders of the Company, each eligible Director will automatically be granted an additional option to purchase 1,250 shares of common stock, if after such annual meeting of the stockholders the Director will continue to be an eligible Director. New options granted under the 1999 Director Plan vest, subject to the grantee's continued service as a Director of the Company or its subsidiaries, one third on the first anniversary of the grant date and the remainder monthly over a period of two years. The term of the option is five years, although unexercisable options terminate when the Director ceases to be a Director for any reason other than death or permanent disability and exercisable options may be exercised within thirty days from termination. In the event of a change in control of the Company in which the Director is not retained as a director of the surviving corporation, options granted to that Director under the 1999 Director Plan will become 100% vested and exercisable in full. All options granted under the Director Plan shall have an exercise price equal to 100% of the fair market value of the common stock (generally determined as the closing sales price on the Nasdaq National Market) on the date of grant.

2002 Board Meetings

        The Board of Directors held nine (9) meetings during Fiscal Year 2002. During Fiscal Year 2002, each of the incumbent Directors, other than V. Lawrence Weber, attended at least 75% of the total number of meetings of the Board of Directors held during his term of office. During Fiscal Year 2002, each of the incumbent directors, other than V. Lawrence Weber, attended at least 75% of the total number of meetings of the committees of which he was a member held during his term of office. The Board of Directors has established an Audit Committee and a Compensation Committee.

Board Committees

        The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants' independence. Until August 31, 2002 of Fiscal Year 2002, the Audit Committee consisted of John J. Cachianes, Gerhard Schulmeyer and V. Lawrence Weber, none of whom were an officer of the Company. On August 31, 2002 Mr. Schulmeyer resigned from the Board of Directors. Eric N. Rubino was appointed to the Board of Directors and joined the Audit Committee on September 30, 2002, at which time the Audit Committee consisted of John J. Cachianes, Eric N. Rubino and V. Lawrence Weber, none of whom were an officer of the Company. The Audit Committee held five (5) meetings during Fiscal Year 2002. The Board of Directors has determined that each member of the Audit Committee is independent under the current rules of The Nasdaq Stock Market. The current members of the audit committee are John J. Cachianes, Eric N. Rubino and V. Lawrence Weber.

        The Compensation Committee reviews and recommends the compensation arrangements for all Directors and officers, approves such arrangements for other senior level employees and administers and takes such other action as may be required in connection with certain compensation and incentive plans of the Company. The Compensation Committee also administers the Company's Brightware Acquisition Stock Option Plan, Amended and Restated 1999 Stock Option and Grant Plan, Amended and Restated 1999 Director Plan and Amended and Restated 1997 Stock Option Plan (together, the "Stock Plans"), construes and interprets the Stock Plans, establishes, amends and revokes rules and regulations for the administration of all such plans, determines the options or stock to be issued to eligible persons under the Stock Plans, and prescribes the terms and conditions of such options or stock. During Fiscal Year 2002, the Compensation Committee consisted of J. Michael Cline and William O. Grabe, and held four (4) meetings during Fiscal Year 2002. Mr. Cline resigned from the Board of Directors effective May 28, 2003.

COMPENSATION COMMITTEE INTERLOCKS AND
INSIDER PARTICIPATION IN COMPENSATION DECISIONS

        During the Fiscal Year 2002, all executive officer compensation decisions were made by the Compensation Committee or the full Board of Directors. The Compensation Committee reviews and makes recommendations regarding the compensation for top management and key employees of the Company, including salaries and bonuses. No member of the Compensation Committee during the Fiscal Year 2002 was an officer of the Company. The members of the Compensation Committee during the Fiscal Year 2002 were J. Michael Cline and William O. Grabe. Mr. Cline resigned from the Board of Directors effective May 28, 2003.

EXECUTIVE OFFICERS

        Set forth below is certain information regarding each of the executive officers and key employees of the Company as of October 15, 2003.

Name	Age	Position
Klaus P. Besier	52	Chairman, Chief Executive Officer and President
Mark E. Peterson	40	Vice President of Product Development
David M. Pridham	33	General Counsel and Secretary
Sosaburo Shinzo	50	President, Firepond Japan and Asia Pacific
Kristi L. Smith	37	Chief Financial Officer and Treasurer

        The principal occupation and business experience for at least the last five years of the Company's executive officers and key employees, other than such officers who also serve as Directors, is set forth below.

        Mark E. Peterson has served as the Company's Vice President of Product Development since July 2002. Mr. Peterson joined Firepond's product development organization in 1986 and has served in a variety of development positions over the past 16 years. Of particular focus for Mr. Peterson has been the Company's configuration engine technology.

        David M. Pridham has served as the Company's General Counsel and Secretary since May 2003 and as corporate counsel from May 2002 to May 2003. Prior to joining the Company Mr. Pridham served as a licensing contractor for BEA systems, Inc. from October 2001 to May 2002. Previously he was a corporate attorney with Thoits, Hershberger & Mclean.

        Sosaburo Shinzo has served as President of Firepond Japan and Asia Pacific since January 1999. Before joining Firepond, Mr. Shinzo was a member of the senior management team at SSA Japan, an ERP software company, from 1993 to 1998, serving as President from 1996. Prior to his position with SSA Japan, Mr. Shinzo worked for Fujitsu for 16 years as a sales professional and manager.

        Kristi L. Smith has served as the Company's Chief Financial Officer and Treasurer since April 2003. Before joining Firepond, Ms. Smith served as CFO and Senior Vice President of Finance and Administration at Knowledge Networks, a single-source marketing information company. Previously, she served as the CFO and Vice President of Finance for Red Brick Systems, a publicly-traded global software company. Ms. Smith also held Director-level Finance positions at Sybase, and served in several capacities over six years at the accounting firm Arthur Andersen.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires officers, directors and persons who own more than 10% of Firepond's common stock to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Commission and the Nasdaq National Market. Such officers, directors and 10% holders are also required by the Commission to furnish Firepond with copies of all Section 16(a) forms that they file.

        Based solely on Firepond's review of copies of such reports received or written representations from certain reporting persons, Firepond believes that all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were complied with during the fiscal year ended October 31, 2002.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        The following sections of this Statement set forth and describe the compensation paid or awarded to the Company's Chief Executive Officer and the four other most highly compensated executive officers who were serving as executive officers of the Company at October 31, 2002, and one other most highly compensated person who served as an executive officer in Fiscal Year 2002, each of whom earned in excess of $100,000 during Fiscal Year 2002. These executives are referred to as the "Named Executive Officers" elsewhere in this Statement.

        Summary Compensation.    The following summary compensation table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the other Named Executive Officers during each of the fiscal years ended October 31, 2002, October 31, 2001 and October 31, 2000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)		Securities Underlying Options (#)(1)		All Other Compensation ($)
Klaus P. Besier Chairman, Chief Executive Officer and President	2002 2001 2000	$400,000 358,333 200,000	$	— — 100,000	40,000 241,875 150,000	(2)	— — —
Sosaburo Shinzo President, Firepond Japan and Asia Pacific	2002 2001 2000	194,160 196,560 217,846		21,710 12,235 35,942	10,000 7,625 —	(4)	$1,646 1,666 1,846	(3) (3) (3)
Susan W. Ledoux(5) Former Chief Financial Officer and Treasurer	2002 2001 2000	138,000 120,000 105,000		— — 25,000	30,000 10,061 2,583	(2)	— — —
Christian J. Misvaer(6) Former General Counsel and Secretary	2002 2001 2000	116,712 88,774 54,507		18,500 20,000 7,750	10,500 9,787 1,116	(2)	— 441 29,361	(7) (7)
John A. Keighley(8) Former Senior Vice President and General Manager of Europe	2002 2001 2000	157,598 125,119 83,658		— — 33,650	5,000 14,624 2,666	(2)	152,621 8,290 5,100	(9) (3) (3)
Cem Tanyel(10) Former Chief Operating Officer	2002 2001 2000	172,597 194,836 —		140,000 80,000 —	39,999 60,000 —	(11)	152,650 — —	(9)

(1)
Share amounts have been adjusted to reflect a 1-for-10 reverse stock split effective August 16, 2002.

(2)
Options granted as part of the stock option exchange program in which eligible employees were offered the opportunity to receive new options to purchase seventy-five percent (75%) of the number of shares of the Company's common stock subject to the options that were exchanged and canceled.

(3)
Represents car allowance.

(4)
Options granted as part of the stock option exchange program in which eligible employees were offered the opportunity to receive new options to purchase seventy-five percent (75%) of the number of shares of the Company's common stock subject to the options that were exchanged and canceled.

(5)
Ms. Ledoux was promoted to Chief Financial Officer on February 1, 2002. Ms. Ledoux left the Company on June 15, 2003 and is no longer employed by Firepond.

(6)
Mr. Misvaer left the Company on September 12, 2003 and is no longer employed by Firepond.

(7)
Represents amounts paid to the executive as reimbursement for relocation expenses.

(8)
Mr. Keighley's employment with the Company was terminated on October 31, 2002.

(9)
Represents amounts paid to executive in connection with severance agreement.

(10)
Mr. Tanyel's employment with the Company was terminated on July 9, 2002.

(11)
Certain options were granted as part of the stock option exchange program in which eligible employees were offered the opportunity to receive new options to purchase seventy-five percent (75%) of the number of shares of the Company's common stock subject to the options that were exchanged and canceled.

Grants of Options

        The following table sets forth certain information concerning individual grants of options to purchase common stock of the Company to the Named Executive Officers who received options during Fiscal Year 2002.

OPTION GRANTS IN FISCAL YEAR 2002

% of the Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted (2)					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
Name				Exercise Price ($/Sh) (2)	Expiration Date
						5% ($)	10% ($)
Klaus P. Besier	40,000	(3)	15.4%	$2.50	8/27/2007	$27,617	$61,027
Sosaburo Shinzo	2,000 8,000	(4) (3)	0.8 3.1	8.30 2.50	12/18/2006 8/27/2007	4,856 5,523	10,134 12,205
Susan W. Ledoux	20,000 10,000	(4) (3)	7.7 3.9	13.30 2.50	2/1/2007 8/27/2007	73,491 6,904	162,396 15,257
Christian J. Misvaer	7,500 3,000	(4) (3)	2.9 1.2	8.20 2.50	12/11/2006 8/27/2007	16,991 2,071	37,546 4,577
John A. Keighley	5,000	(4)	1.9	8.30	1/31/2003	2,075	4,150
Cem Tanyel	19,999 20,000	(5) (4)	7.7 7.7	9.60 9.60	8/9/2002 8/9/2002	53,043 53,046	117,212 117,218

(1)
This column shows the hypothetical gain or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% for the exercise price of such options over the full 5-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future common stock prices.

(2)
The exercise price and share amounts have been adjusted to reflect a 1-for-10 stock split effective August 16, 2002.

(3)
One third of the underlying shares vest on the first anniversary of the grant date and the remaining two-thirds of the underlying shares vest monthly in equal installments over a two-year period.

(4)
The underlying shares vest monthly in equal installments over a three-year period.

(5)
The underlying shares vest monthly in equal installments over a three-year period, subject to accelerated vesting in the event the closing price of the Company's common stock remains at or above $40.00 for more than ninety consecutive trading days.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2002
AND FISCAL YEAR-END OPTION VALUES

			Number of Securities Underlying Unexercised Options at October 31, 2002(1)		Value of Unexercised in-the Money Options At October 31, 2002(2)
Name	Shares Acquired on Exercise (#)	Value Realize D ($)
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Klaus P. Besier	—	—	144,419	97,456	$—	$24,400
Sosaburo Shinzo	—	—	3,149	11,976	—	4,880
Susan W. Ledoux	—	—	7,523	29,039	—	6,100
Christian J. Misvaer	—	—	4,336	10,951	—	1,830
John A. Keighley	—	—	7,874	—	—	—
Cem Tanyel	—	—	—	—	—	—

(1)
The share amounts have been adjusted to reflect a 1-for-10 reverse stock split effective August 16, 2002.

(2)
Based on the last reported sale price on the Nasdaq National Market on October 31, 2002 less the option exercise price.

Agreements, Termination of Employment and Change-In-Control Arrangements for Named Executive Officers and Other Executive Officers of the Company

        Mr. Besier's employment agreement, dated August 20, 2002, provides for an annual salary of $400,000 and an annual bonus of up to forty-percent of Mr. Besier's annual salary based on Firepond's achievement, during the applicable fiscal year, of performance goals pursuant to the terms of the Company's executive incentive plan. Mr. Besier is eligible for stock option grants as determined at the discretion of the Board of Directors. These option grants shall be governed by the terms and conditions of Firepond's Stock Plans and its standard stock option agreement for executive officers and key employees which provides that, upon the effectiveness of a specified liquidity event, such as a merger or acquisition of Firepond, unless a provision is made in connection with the liquidity event for the assumption of the option, or the substitution of the option with new options of the successor entity or parent thereof, all of the remaining option shares held by Mr. Besier shall become vested. Further, if the options are assumed in connection with the liquidity event and Mr. Besier does not continue in the position of chief executive officer of the successor entity, or Mr. Besier's service relationship with such successor entity is, on or within six (6) months after such liquidity event, (i) terminated by the successor entity without cause, or (ii) terminated by Mr. Besier for good reason, all of the shares of common stock subject to the options, to the extent not fully vested and exercisable, shall become fully vested and exercisable. Mr. Besier was also granted registration rights for all shares of the Company's common stock which he acquires. In the event of Mr. Besier's death during the term of his employment, his legal representative will receive Mr. Besier's annual salary for 12 months, an amount equal to his most recent annual bonus, payable in quarterly installments, and all of Mr. Besier's options to purchase shares of the Company's common stock shall become fully vested and exercisable. If Mr. Besier is terminated without cause, or he voluntarily resigns for good reason, he shall receive severance payments equal to his annual salary payable in equal monthly installments for a period of 12 months and the term of his vested options shall be extended until the earlier of three months following the termination or the effectiveness of specified liquidity events.

        Ms. Ledoux's employment agreement, dated August 20, 2002, provided for an annual salary of $160,000 and eligibility to participate in Firepond's executive incentive plan which allowed Ms. Ledoux to earn an annual bonus of up to forty-percent of her annual salary, based upon the Company's performance during the applicable fiscal year and individual performance objectives. In addition, in the event that Ms. Ledoux's employment was terminated for any reason, other than for cause, or in the event Ms. Ledoux's responsibilities or compensation were materially diminished, Ms. Ledoux was entitled to receive six months continuation of salary and benefits as severance, payable in accordance with Firepond's normal payroll practices. Ms. Ledoux left the Company in June 2003 and is no longer employed by Firepond.

        Mr. Misvaer's employment agreement, dated August 20, 2002, provided for an annual salary of $120,000 and eligibility to participate in Firepond's executive incentive plan which allowed Mr. Misvaer to earn an annual bonus of up to forty-percent of his annual salary, based upon the Company's performance during the applicable fiscal year and individual performance objectives. In the event that Mr. Misvaer's employment was terminated for any reason, other than for cause, or in the event Mr. Misvaer's responsibilities or compensation were materially diminished, Mr. Misvaer was entitled to receive six months continuation of salary and benefits as severance, payable in accordance with Firepond's normal payroll practices. Mr. Misvaer left the Company in September 2003 and is no longer employed by Firepond.

        Mr. Keighley's amended offer of employment, dated April 26, 2001, provided for an annual salary of $142,273 and an annual bonus of up to $42,682 based on the Company's performance and specific financial objectives. In addition to the standard company benefits, he was entitled to six months severance and 100% vesting of stock options, in the event of a change of control of the Company in which Mr. Keighley's position would have been eliminated and he would not have been offered an equivalent position.

        Ms. Smith's employment agreement, dated April 14, 2003, provides for an annual salary of $140,000 and eligibility to participate in Firepond's executive incentive plan which allows Ms. Smith to earn an annual bonus of up to forty-percent of her annual salary, based upon the Company's performance during the applicable fiscal year and individual performance objectives and an additional $10,000 bonus upon the successful transition of the Company's finance operations to Minnesota prior to June 15, 2003. Under the employment agreement, in the event that Ms. Smith's employment is terminated for any reason, other than for cause, or in the event Ms. Smith's responsibilities or compensation is materially diminished, Ms. Smith is entitled to receive six months continuation of salary and benefits as severance, payable in accordance with Firepond's normal payroll practices. Further, Ms. Smith may be eligible for stock option grants as determined at the discretion of the Board of Directors. These option grants will be governed by the terms and conditions of Firepond's Stock Plans and its standard stock option agreement for executive officers and key employees, which provides that, upon the effectiveness of a specified liquidity event, such as a merger or acquisition of Firepond, unless a provision is made in connection with the liquidity event for the assumption of the option, or the substitution of the option with new options of the successor entity, all of the remaining option shares held by Ms. Smith will become fully vested and exercisable.

        Mr. Pridham's employment agreement, dated September 2, 2003, provides for an annual salary of $120,000 and eligibility to participate in Firepond's executive incentive plan which allows Mr. Pridham to earn an annual bonus of up to forty-percent of his annual salary, based upon the Company's performance during the applicable fiscal year and individual performance objectives and additional bonus opportunities upon the successful implementation of a patent licensing program. In addition, in the event that Mr. Pridham's employment is terminated for any reason, other than for cause, or in the event Mr. Pridham's responsibilities or compensation is materially diminished, Mr. Pridham is entitled to receive six months continuation of salary and benefits as severance, payable in accordance with Firepond's normal payroll practices. Further, Mr. Pridham may be eligible for stock option grants as determined at the discretion of the Board of Directors. These option grants will be governed by the terms and conditions of Firepond's Stock Plans and its standard stock option agreement for executive officers and key employees, which provides that, upon the effectiveness of a specified liquidity event, such as a merger or acquisition of Firepond, unless a provision is made in connection with the liquidity event for the assumption of the option, or the substitution of the option with new options of the successor entity, all of the remaining option shares held by Mr. Pridham will become fully vested and exercisable.

        Mr. Shinzo's offer letter dated October 30, 1998, provides for an annual salary of 24,000,000 Yen, paid in accordance with the Company's normal monthly payroll practices. Under the terms of the offer letter, Mr. Shinzo is also entitled to a commission plan with an annual on-target achievement of 10,000,000 Yen, payable quarterly. Mr. Shinzo is also eligible to receive options under the terms of the Company's Stock Plans. Mr. Shinzo will be entitled to receive 3 months written notice of termination of employment from the Company and Mr. Shinzo will be required to give 3 months written notice of resignation to the Company. In the event of a change of control of the Company in which Mr. Shinzo's position is eliminated and he is not offered an equivalent position, then the termination notice period from the Company will change to 6 months.

        Under the Company's standard employee agreement, each of the executives is subject to provisions concerning the ownership, use and disclosure of the Company's confidential information and intellectual property, and a one-year restriction on competition with the Company following termination of employment for any reason.

        In addition, Firepond intends to enter into indemnification agreements with each of its current directors and executive officers as described in Item 3 of the accompanying Solicitation/Recommendation Statement.

Transactions With Related Parties

        On November 28, 2000, the Company's Board of Directors approved a loan facility to Klaus P. Besier, the Company's Chairman, Chief Executive Officer and President, allowing borrowings up to $3,000,000 bearing interest at the applicable federal rate in effect during the term of the note. On January 9, 2001, the Company's Board of Directors approved an increase in the loan facility to $4,000,000. Originally, the outstanding principal together with unpaid interest was due and payable on the earlier of October 31, 2001, an event of default, or an event of maturity, as defined. On December 11, 2001, the Board of Directors amended the facility to extend the maturity to May 1, 2006. The promissory note is secured by a pledge of 50,000 shares of the Company's common stock and is generally not a recourse obligation of the borrower, with specified exceptions. Amounts totaling $4,000,000 plus accrued interest have been advanced to Mr. Besier under this facility as of October 31, 2002.

        On October 4, 2000, the Company loaned $120,000 to Paul K. McDermott, the Company's then Chief Financial Officer, bearing interest at the applicable federal rate in effect during the term of the note. The outstanding principal together with unpaid interest was due and payable on the earlier of September 30, 2001, an event of default, or an event of maturity, as defined. The promissory note was secured by a pledge of 500 shares of common stock. In January 2002, in connection with the termination of Mr. McDermott's employment with the Company, the Company acquired the shares valued at approximately $7,000 securing the loan from Mr. McDermott in satisfaction of amounts due under the loan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
FOR FISCAL YEAR 2002

        The Compensation Committee of the Board of Directors for the 2002 fiscal year consisted of J. Michael Cline and William O. Grabe. Mr. Cline and Mr. Grabe were both non-employee directors. Mr. Cline resigned from the Board of Directors effective May 28, 2003.

        The Compensation Committee ("Committee") is responsible for setting and administering the policies which determine the compensation of the Chief Executive Officer and other executive officers of the Company and administering the stock option grants under the 1997 and 1999 Option Plans, the Director Plan, and the Brightware Acquisition Stock Option Plan.

Compensation Philosophy

        The goal of the Committee is to correlate executive compensation with our business objectives and performance. The Company's executive compensation policies are intended to attract, retain and motivate qualified executive officers who contribute to the achievement of our business objectives and performance. During the 2002 fiscal year, the Company used base salary, cash bonus incentives and stock option incentives to achieve these objectives. When evaluating the compensation of the executives of the Company, the Committee considers the level of compensation paid to executive officers in similar positions of other comparable software companies.

        The Committee annually assesses the performance and sets the salary of the Chief Executive Officer, Klaus P. Besier, and Mr. Besier annually assesses the performance of all other executive officers and recommends various adjustments to compensation, which are reviewed and approved by the Committee.

        The Company's performance is evaluated by factors such as business and economic conditions, competitor performance, and the Company's results as compared to the annual operating plan.

        The components of executive compensation are as follows.

  Base Salary

        Base salaries are established for each executive officer at levels that are intended to be competitive with salaries for comparable positions at other similar sized software companies. The Company seeks to pay salaries to executive officers that are commensurate with their qualifications, duties and responsibilities, and that are competitive in the marketplace.

  Cash Bonus Incentive

        Executive officers, other than Mr. Shinzo, are eligible to earn cash bonuses in accordance with an annual executive incentive plan if the Company overachieves its annual internal operating plan. If the Company's performance exceeds certain financial objectives, executive officers may earn cash incentive payments by achieving defined performance objectives. Based on the Company's financial results in fiscal 2002, no payments were made to executives under this plan. Mr. Shinzo's incentive plan is based on the financial performance of the Company's Japan operations, and Mr. Shinzo was paid bonuses totaling $21,710 in fiscal 2002. In addition, Mr. Misvaer was paid bonuses totaling $18,500 as a result of achieving the goals set forth under two discretionary bonus opportunities. During the 2001 fiscal year, the Company entered into an arrangement with Mr. Tanyel as part of a key employee retention plan in conjunction with the acquisition of Brightware, Inc. In conjunction with this retention plan, Mr. Tanyel was eligible to receive a bonus of $140,000, to be paid on June 30, 2002, if he remained employed by the Company on that date. As his employment ended in July 2002, Mr. Tanyel was paid the bonus under the prior arrangement.

  Stock Option Incentives

        The Committee believes that stock ownership by management is beneficial in aligning management and shareholder interests. In connection therewith, stock options are used to motivate executives to achieve the Company's annual operating plan. Stock options generally are granted at the then prevailing market value and have value only if the Company's stock price increases. As part of its periodic review of compensation, the Compensation Committee reviews the stock option holdings of Mr. Besier and recommends additional stock option grants as appropriate. The Committee determines the size and frequency of option grants for other executive officers, after consideration of recommendations from Mr. Besier based upon the position and responsibilities of each executive officer, previous and expected contributions of each officer, and previous option grants.

Compensation of the Chief Executive Officer During Fiscal Year 2002

        During the fiscal year ended October 31, 2002, Klaus P. Besier served as Chairman, Chief Executive Officer and President throughout the year, and he continues to hold these offices.

        Mr. Besier's base salary, cash bonus incentives and stock option incentives were determined in accordance with the criteria described in the "Base Salary," "Cash Bonus Incentive" and "Stock Option Incentives" sections of this report. Mr. Besier's base salary for fiscal year 2002 remained unchanged at $400,000. No cash bonus incentive was paid to Mr. Besier in fiscal year 2002. In August 2002, Mr. Besier received a stock option grant of 40,000 shares. Mr. Besier's total compensation for fiscal year 2002 was designed to keep his compensation aligned with compensation levels of chief executive officers of comparable software companies. See "Summary Compensation Table."

Compliance with Internal Revenue Code Section 162(m)

        Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to the company's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. Firepond generally seeks to structure the long-term incentive compensation granted to its executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under the Company's Stock Plans will be treated as qualified performance-based compensation under Section 162(m). In addition, the Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Committee believes such payments are appropriate and in the best interests of Firepond and our stockholders, after taking into consideration changing business conditions and the performance of its employees.

Conclusion

        Through the incentive plans described above, a significant portion of the Company's executive compensation programs and Mr. Besier's compensation are contingent upon Company performance and realization of benefits closely linked to increases in long-term stockholder value. Based upon the prevailing economic environment, the Committee may take such action as is required to continue to attract and retain highly talented executive staff.

Compensation Committee
for the 2002 Fiscal Year

J. Michael Cline
William O. Grabe

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
FOR FISCAL YEAR 2002

        The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board of Directors, include providing oversight to the Company's financial reporting process through periodic meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

        We have reviewed and discussed with senior management the Company's audited financial statements included in the 2002 Annual Report to Stockholders. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and, (ii) have been prepared in conformity with generally accepted accounting principles.

        We have discussed with PricewaterhouseCoopers LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Communications with Audit Committee). SAS 61 requires the independent auditors to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit.

        We have received from PricewaterhouseCoopers LLP a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between PricewaterhouseCoopers LLP and the Company that in their professional judgment may reasonably be thought to bear on independence. PricewaterhouseCoopers LLP has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

        Based on the review and discussions described above with respect to the Company's audited financial statements included in the Company's 2002 Annual Report to Stockholders, we have recommended to the Board of Directors that such financial statements be included in the Company's Annual Report on Form 10-K.

        As specified in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. That is the responsibility of management and the Company's independent auditors. In giving our recommendation to the Board of Directors, we have relied on (i) management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principals, and (ii) the report of the Company's independent auditors with respect to such financial statements.

Audit Committee
for the 2002 Fiscal Year

John J. Cachianes
Eric N. Rubino
V. Lawrence Weber

PERFORMANCE GRAPH

        Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's common stock, based on the market price of the Company's common stock with the total return of companies included within the Nasdaq Stock Market Index and the Business Software and Services Index published by Media General Financial Services, Inc., for the period commencing February 4, 2000 and ending October 31, 2002. The calculation of total cumulative return assumes a $100 investment in the Company's common stock, the Nasdaq Stock Market Index and the Business Software and Services Index published by Media General Financial Services, Inc., on February 4, 2000, the date of the Company's initial public offering, and the reinvestment of all dividends.

	02/03/00	10/31/00	10/31/01	10/31/02
Firepond, Inc.	100.00	49.61	4.89	1.93
Nasdaq Market Index	100.00	86.35	43.69	35.12
Business Software and Service Index	100.00	83.72	44.15	34.81

OWNERSHIP OF COMMON STOCK BY FIREPOND'S EXECUTIVE OFFICERS, DIRECTORS
AND PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of Firepond common stock as of October 15, 2003, except as otherwise indicated, by (a) each current director; (b) each of Firepond's chief executive officer and its other Named Executive Officers; (c) each person, or group of affiliated persons that Firepond knows to beneficially own 5% or more of the outstanding shares of Firepond common stock; and (d) all current directors and executive officers as a group.

        Except as otherwise noted, the address of each person listed in the table is c/o Firepond, Inc., 8009 South 34th Avenue, Minneapolis, MN 55425.

        Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 15, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. To Firepond's knowledge, except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Number of Shares Owned Beneficially(1)(2)	Percent of Shares Beneficially Owned
Entities associated with General Atlantic Partners LLC(3)	1,668,533	45.44%
Entities associated with Technology Crossover Ventures(4)	350,419	9.54%
LeRoy C. Kopp(5)	205,400	5.60%
Klaus P. Besier	275,431	5.69%
Sosaburo Shinzo	9,435	* %
Susan W. Ledoux(6)	—	—%
Christian J. Misvaer(7)	38	* %
John A. Keighley(8)	—	—%
Cem Tanyel(9)	—	—%
John J. Cachianes	7,531	* %
William O. Grabe(10)	1,672,977	45.50%
Eric N. Rubino	1,944	* %
V. Lawrence Weber	4,444	* %
All current executive officers and directors as a group (7 persons)(11)	1,971,762	50.33%

*
Less than 1% of the outstanding shares of Common Stock.

(1)
This table is based upon information supplied by executive officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 3,669,121 outstanding Shares on October 15, 2003 adjusted as required by rules promulgated by the SEC.

(2)
The following table indicates those people whose total number of beneficially owned shares include shares subject to options exercisable within 60 days of October 15, 2003.

Shares Subject to Options
Klaus P. Besier	221,430
Sosaburo Shinzo	9,435
John J. Cachianes	4,031
William O. Grabe	4,444
Eric N. Rubino	1,944
V. Lawrence Weber	4,444
(3)
Consists of 251,755 shares held by GAP Coinvestment Partners, L.P.; 12,457 shares held by GAP Coinvestment Partners II, L.P., including 530 shares underlying warrants exercisable within sixty days of October 15, 2003; 1,061,984 shares held by General Atlantic Partners 40, L.P; 282,211 shares held by General Atlantic Partners 46, L.P.; 57,657 shares held by General Atlantic Partners 52, L.P. and 2,469 shares underlying warrants held by General Atlantic Partners 59, L.P. exercisable within sixty days of October 15, 2003. GAP Coinvestment Partners, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 40, L.P., General Atlantic Partners 46, L.P., General Atlantic Partners 52, L.P. and General Atlantic Partners 59, L.P. are part of an affiliated group of investment partnerships referred to, collectively, as entities associated with General Atlantic Partners, LLC. The address for each of these entities is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830.

(4)
Consists of 2,543 shares held by TCV III (GP) including 21 shares underlying warrants exercisable within sixty days of October 15, 2003, 12,088 shares held by TCV III, L.P, including 103 shares underlying warrants exercisable within sixty days of October 15, 2003, 321,320 shares held by TCV III (Q), L.P. including 2,750 shares underlying warrants exercisable within sixty days of October 15, 2003 and 14,468 shares held by TCV III Strategic Partners, L.P. including 124 shares underlying warrants exercisable within sixty days of October 15, 2003, who are referred to collectively as the "TCV Funds". Jay C. Hoag and Richard H. Kimball are the sole managing members of Technology Crossover Management III, L.L.C., "TCM III", the general partner of the TCV Funds. Consequently, TCM III and Messrs. Hoag and Kimball may each be deemed to beneficially own all of the shares held by the TCV Funds. TCM III and Messrs. Hoag and Kimball each disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest in those shares. Based upon information provided by Technology Crossover Ventures and affiliated entities' Schedule 13G/A filed with the Securities and Exchange Commission on January 30, 2003. The address for each of these entities is 528 Ramona Street, Palo Alto, California 94301.

(5)
Kopp Investment Advisors, Inc. ("Kopp Advisers") has sole voting and dispositive power over 100,000 of such shares and shared dispositive power over 62,400 of such shares. Kopp Holding Company ("Kopp Holding") is deemed to beneficially own 162,400 shares of common stock. Leroy C. Kopp ("Mr. Kopp") is deemed to beneficially own 205,400 shares of common stock and has sole voting and dispositive power over 43,000 of such shares. Kopp Advisors is a wholly owned subsidiary of Kopp Holding; and Mr. Kopp owns 100% of the outstanding capital stock of Kopp Holding. Based upon information provided by Kopp Advisors, Kopp Holding, and Mr. Kopp in a Schedule 13G filed with the Securities and Exchange Commission on January 24, 2003. The address for Kopp Advisors, Kopp Holding and Mr. Kopp is 7701 France Avenue South, Suite 500, Edina, MN 55435.

(6)
Ms. Ledoux ceased to be an officer effective April 30, 2003.

(7)
Mr. Misvaer ceased to be an officer effective September 12, 2003.

(8)
Mr. Keighley ceased to be an officer effective October 31, 2002.

(9)
Mr. Tanyel ceased to be an officer effective July 9, 2002.

(10)
Represents shares described in note (3) above, beneficially owned by entities associated with General Atlantic Partners, LLC. Mr. Grabe disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and includes shares underlying options granted to Mr. Grabe described in note (2) above.

(11)
Includes 245,728 shares underlying options granted to the executive officers and directors exercisable within sixty days of October 15, 2003.

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BOARD OF DIRECTORS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS
EXECUTIVE OFFICERS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION FOR FISCAL YEAR 2002
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS FOR FISCAL YEAR 2002
PERFORMANCE GRAPH
OWNERSHIP OF COMMON STOCK BY FIREPOND'S EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS